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                                                                       EXHIBIT 8

                                                          August 23, 1995

         MedChem Products, Inc.
         232 West Cummings Park
         Woburn, MA  01801

              Re:  Proposed Merger among C. R. Bard, Inc.,
                   CRB Acquisition Corp. and MedChem Products, Inc.

         Ladies and Gentlemen:

              This opinion is being delivered to you in connection with the Agreement and Plan of Merger dated as of May 24, 1995 (the "Agreement"), by and among C. R. Bard, Inc., a New Jersey corporation ("Bard"), CRB Acquisition Corp., a Massachusetts corporation and wholly-owned subsidiary of Bard ("Merger Sub"), and MedChem Products, Inc., a Massachusetts corporation ("MedChem"). Pursuant to such Agreement, Merger Sub will merge with and into MedChem (the "Merger"). Except as otherwise provided, capitalized terms not defined herein have the meanings set forth in the Agreement or in the certificates delivered to Hale and Dorr by Bard and MedChem containing certain representations of Bard and MedChem relevant to this opinion (the "Certificates of Representations"). All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the "Code").

              In our capacity as counsel to MedChem in the Merger, and for purposes of rendering this opinion, we have examined and relied upon the Agreement, the Certificates of Representations, and such other documents as we considered relevant to our analysis. We have assumed that all parties to the Agreement and to any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement or documents, and that the Merger will be consummated at the Effective Time pursuant to the terms and conditions set forth in the Agreement. Further, we have assumed that all representations contained in the Agreement, as well as those representations contained in the Certificates of Representations of even date herewith are true and complete in all material respects as of the Effective Time. We have not attempted


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         to verify independently such representations, but in the course of our representation, nothing has come to our attention which would cause us to question the accuracy thereof.

              In our examination of documents, we have assumed the authenticity of original documents, the accuracy of copies, and the genuineness of signatures. We have also assumed that there is no plan or intention on the part of MedChem's shareholders to engage in a sale, exchange, or other disposition of shares of Bard Common Stock to be received in the Merger that would reduce the MedChem shareholders' ownership of Bard Common Stock to a number of shares having an aggregate fair market value, as of the Effective Time of the Merger, of less than fifty percent (50%) of the value of all of the stock of MedChem outstanding immediately prior to the Merger. Shares of MedChem stock with respect to which dissenters' rights are exercised in the Merger, or which are sold, redeemed, or disposed of in a transaction that is in contemplation of or related to the Merger, will be considered shares of MedChem stock held by shareholders of MedChem immediately before the Merger which are exchanged in the Merger for shares of Bard Common Stock which are then disposed of pursuant to a plan.

              The conclusions expressed herein represent our judgment as to the proper treatment of certain aspects of the Merger under the income tax laws of the United States based upon the Code, Treasury Regulations, case law, and rulings and other pronouncements of the Internal Revenue Service (the "IRS") as in effect on the date of this opinion. No assurances can be given that such laws will not be amended or otherwise changed prior to the Effective Time of the Merger, or at any other time, and that such changes will not affect the conclusions expressed herein. Our opinion relates solely to the tax consequences of the Merger under the federal laws of the United States, and we express no opinion (and no opinion should be inferred) regarding the tax consequences of the Merger under the laws of any other jurisdiction.

              Our opinions represent our best judgment as to how a court would decide if presented with the issues addressed herein and are not binding upon either the IRS or any court. Thus, no assurances can be given that a position taken in reliance on our opinions will not be challenged by the IRS or rejected by a court.

              This opinion addresses only the specific tax opinions set forth below, and does not address any other federal, state, local or foreign tax consequences that may result from the Merger or any


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         other transaction (including any transaction undertaken in connection with the Merger). In particular, but not by way of limitation, we express no opinion regarding (i) the tax consequences of the Merger (including the opinions set forth below) that may be relevant to particular classes of MedChem stockholders, including dealers in securities, foreign persons, holders of shares acquired upon recent exercises of stock options or in other compensatory transactions or
         (ii) the tax consequences of the assumption of outstanding options for MedChem stock to the holders of such options.

              On the basis of, and subject to the foregoing, and in reliance upon the representations described above, we are of the opinion that:

              1. The Merger will constitute a reorganization within the meaning of Section 368(a) of the Code;

              2. No gain or loss will be recognized by Bard, MedChem, or Merger Sub as a result of the Merger;

              3. No gain or loss will be recognized by the MedChem shareholders upon the exchange of MedChem stock solely for shares of Bard Common Stock as a result of the Merger (Section 354(a)(1) of the Code);

              4. Cash received by the MedChem shareholders in lieu of fractional shares of Bard Common Stock will be treated as received as a distribution in redemption of such fractional shares, subject to the provisions of Section 302 of the Code.

              5. The tax basis of the shares of Bard Common Stock received by the MedChem shareholders in the Merger will be equal to the tax basis of the shares of MedChem stock exchanged therefor in the Merger, reduced by any basis allocable to a fractional share of Bard Common Stock treated as sold or exchanged under Section 302 of the Code (Section 358(a)(1) of the Code); and

              6. The holding period of the shares of Bard Common Stock received by the MedChem shareholders in the Merger will include the holding period for the shares of MedChem stock exchanged therefor in the Merger, provided that the shares of MedChem stock were held as capital assets on the date of the exchange (Section 1223 of the Code).


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              No opinion is expressed as to any federal income tax consequence of the Merger except as specifically set forth herein, and this opinion may not be relied upon except with respect to the consequences specifically discussed herein.

              We hereby consent to the reference to us under the caption "Legal Matters" in the Registration Statement and to the filing of this opinion as an Exhibit to the Registration Statement.


                                        Very truly yours,
                                        /s/ Hale and Dorr
                                        HALE AND DORR